SECURITIES AND EXCHANGE COMMISSION

[Release No. 34-104220]

Order Cancelling Registration of Municipal Advisor, Melio & Company, LLC, Pursuant to Section 15B(c)(3) of the Securities Exchange Act of 1934

November 19, 2025.

Melio & Company, LLC (CIK No. 1620465, SEC File No. 866-00100-00), hereinafter referred to as the "registrant," is registered with the Securities and Exchange Commission (the "Commission") as a municipal advisor pursuant to Sections 15B(a)(1)(B) and 15B(a)(2) of the Securities Exchange Act of 1934 (the "Act").

On September 23, 2025, a Notice of Intention to Cancel Registration of a Certain Municipal Advisor, including the registrant, was published in the Federal Register (Securities and Exchange Commission Release No. 34-103999). The notice gave interested persons an opportunity to request a hearing and stated that an order or orders cancelling the registration would be issued unless a hearing was ordered. No request for a hearing has been filed by any persons (including registrant), and the Commission has not ordered a hearing.

Pursuant to Section 15B(c)(3) of the Act, the Commission has found that registrant is no longer in existence or has ceased to do business as a municipal advisor.

Accordingly,

IT IS ORDERED, pursuant to Section 15B(c)(3) of the Act, that the registration of Melio &

Company, LLC (CIK No. 1620465, SEC File No. 866-00100-00) be, and hereby is, cancelled.

For the Commission, by the Office of Municipal Securities, pursuant to delegated authority.[1]

Sherry R. Haywood,

Assistant Secretary.

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[1]   17 CFR 200.30-3a(a)(1)(ii).